AMENDMENT TO WARRANT TO PURCHASE COMMON SHARES

This AMENDMENT TO WARRANT TO PURCHASE COMMON SHARES (this “Amendment”) is entered into as of September 11, 2015 by and between Sphere 3D Corp., an Ontario corporation (the “Company”), and Imation Corp., a Delaware corporation (the “Holder”).

A.     The Company issued to the Holder that certain Warrant to Purchase Common Shares on August 10, 2015 (the “Warrant”).

B.     The Company and the Holder desire to amend the Warrant as set forth in this Amendment.

The parties, each intending to be legally bound, agree as follows:

1.     Amendment to the Definition of “Actual Sales Price”. The definition of “Actual Sales Price” set forth in Section 9(b) of the Warrant is replaced in its entirety with the following:

“Actual Sales Price” means the aggregate amount of consideration (in any form) received in connection with or as a result of the sale of all of the Initial Shares to any Person or Persons (other than an Affiliate of Holder) in an arm’s length transaction or series of arm’s length transactions, before taking into account any sales commissions, taxes, fees, offsets or deductions relating thereto.

2.     Amendment to the Definition of “Minimum Sales Price”. The definition of “Minimum Sales Price” set forth in Section 9(h) of the Warrant is replaced in its entirety with the following:

“Minimum Sales Price” means US$4,900,000, plus an amount equal to the amount not paid by Overland Storage, Inc., a California corporation (“Overland”), or one of its Affiliates to the Holder, as of the Liquidation Date in connection with any Approved Purchase Order (as that term is defined in Schedule A of that certain Transition Services Agreement, dated as of August 10, 2015, by and between Overland and the Holder, as amended (the “Transition Services Agreement”)) pursuant to Schedule A of the Transition Services Agreement.

3.     No Other Changes. Except as specifically set forth in Section 1 of this Amendment, the Warrant shall remain unchanged and shall continue in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPHERE 3D CORP.

By:_______________________________________________
Name:
Title:

IMATION CORP.

By:_______________________________________________
Name:
Title: